File No. _________________

As filed with the Securities and Exchange Commission on February 25, 2020

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

INVESTMENT MANAGERS SERIES TRUST II

235 West Galena Street

Milwaukee, WI 53212

and

AXS Investments LLC

181 Westchester Avenue, Unit 402,

Port Chester, New York 10573

Please direct all communications regarding this Application to:

Diane Drake

Secretary

Investment Managers Series Trust

235 West Galena Street

Milwaukee, WI 53212

(626) 385-5777 (Office)

with a copy to:

Russell Tencer

Chief Operating Officer

AXS Investments LLC

181 Westchester Avenue, Unit 402,

Port Chester, New York 10573

This Application (including Exhibits) contains 22 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

Investment Managers Series Trust II

235 West Galena Street

Milwaukee, WI 53212

and

AXS Investments LLC
181 Westchester Avenue, Unit 402

Port Chester, New York 10573

Investment Company Act of 1940

File No. _________________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I. INTRODUCTION

Investment Managers Series Trust II (the “Trust”), on its own behalf and on behalf of its series that are Subadvised Series as defined below, and AXS Investments LLC (the “Adviser” and together with the Trust and the Subadvised Series, the “Applicants”),1 the investment adviser to the Subadvised Series, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),2 including a majority of those who are not “interested persons” of the Subadvised Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), and without obtaining shareholder approval to: (i) select investment sub-advisers or trading advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Subadvised Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Subadvised Series is any investment adviser that enters into a Sub-Advisory Agreement with respect to a Subadvised Series. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Subadvised Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Similar to the order the Commission recently granted to Carillon Series Trust, et al.,3 in addition to Wholly-Owned and Non-Affiliated Sub-Advisers (both as defined below), the relief described in this Application would extend to any Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Subadvised Series or the Adviser for reasons other than serving as investment sub-adviser to one or more Subadvised Series (an “Affiliated Sub-Adviser”).4

[1]	The term “Adviser” includes (i) the Adviser, (ii) its successors, and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series (as defined below), if different from the board of trustees of the Trust.
[3]	Carillon Series Trust, et al., Investment Company Act Release Nos. 33464 (May 2, 2019) (Notice) and 33494 (May 29, 2019) (Order) (the “Carillon Relief”). See also, The BNY Mellon Family of Funds, et al., Request of No-Action Relief – Section 15(a) of the 1940 Act (July 9, 2019).
[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All series of the Trust that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

[5]	The current series of the Trust advised by the Adviser are the AXS Multi-Strategy Alternatives Fund, AXS Long-Short Equity Fund, AXS Managed Futures Strategy Fund, AXS Aspect Core Diversified Strategy Fund, and AXS Chesapeake Strategy Fund. The other series of the Trust are currently advised by other investment advisers. Prior to commencement of operations of the respective series, the Adviser intends to engage Kerns Capital Management, Inc., to serve as sub-adviser to the AXS Multi-Strategy Alternative Fund; Ampersand LLC to serve as sub-adviser to the AXS Long-Short Equity Fund and AXS Managed Futures Strategy Fund; Aspect Capital Limited to serve as sub-adviser to the AXS Aspect Core Diversified Strategy Fund; and Chesapeake Capital Corporation to serve as sub-adviser to the AXS Chesapeake Strategy Fund.

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser or Trading Adviser to any wholly-owned subsidiary of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II. THE TRUST

The Trust is an open-end management investment company registered under the 1940 Act. Currently, the Trust is comprised of 11 separate series. The Adviser serves or will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series. The Trust is organized as a statutory trust under Delaware law. Under Delaware law and the Trust’s Agreement and Declaration of Trust, the Trust is managed under the direction of its Board. As a Delaware statutory trust, the Trust is not required to hold annual meetings of shareholders. The Board consists of a majority of Independent Board Members.

Each Subadvised Series will have its own investment objective, policies and restrictions. A Subadvised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Subadvised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act and any other applicable regulations (e.g., Rule 18f-3). The Adviser will retain Sub-Advisers to provide investment advisory services to the Subadvised Series.6

III. THE ADVISER

The Adviser will serve as the investment adviser to each applicable Subadvised Series pursuant to an investment advisory agreement with the Trust (the “Investment Management Agreement” and, together, the “Investment Management Agreements”). The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a Delaware limited liability company. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

[6]	If a Subadvised Series has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities will include, for example, recommending the selection, retention, removal or replacement of Sub-Advisers, and allocating the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of the Subadvised Series and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions.

Each Investment Management Agreement will be approved by the Trust’s Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Investment Management Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Subadvised Series. The Adviser will periodically review the Subadvised Series’ investment policies and strategies and, based on the needs of a particular Subadvised Series, may recommend changes to the investment policies and strategies of the Subadvised Series for consideration by the Board.

Each Investment Management Agreement will permit the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers. If the name of any Subadvised Series contains the name of a sub-adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

For its services to a Subadvised Series, the Adviser will receive an investment advisory fee from that Subadvised Series as specified in the applicable Investment Management Agreement. The investment advisory fee will be calculated based on the average daily net assets of the Subadvised Series, calculated daily and payable monthly.

IV. THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, each Sub-Adviser is, and any future Sub-Adviser will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

All Sub-Advisory Agreements were or will be approved by the Board, including a majority of the Independent Board Members, and the shareholders (or initial shareholder, as applicable) of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisers and will precisely describe the compensation paid to the Sub-Adviser.

After an initial two-year period, the terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. With respect to each Subadvised Series, the Board reviews comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay each Sub-Adviser a fee based on the percentage of the assets overseen by the Sub-Adviser or based on a percentage of the assets of the Subadvised Series (as applicable), from the fee received by the Adviser from a Subadvised Series under the relevant Investment Management Agreement.7 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI. LEGAL ANALYSIS AND DISCUSSION

a. Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company…” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter…”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

Each Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder8 and provide that it may be terminated at any time without penalty by the Board or by a vote of a majority of the outstanding voting securities of the Subadvised Series on not more than 60 days’ notice to the Sub-Adviser.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Sub-Advisers. Each Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers, including Affiliated Sub-Advisers, for all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from single-manager investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.

[8]	See Section 15(a)(1) of the 1940 Act.
[9]	See Section 15(a)(3) of the 1940 Act.
[10]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
[11]	See Section 1(b)(6) of the 1940 Act.
[12]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Sub-Advisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and oversee the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Series.13

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Sub-Adviser who is in the best position to achieve a Subadvised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and a Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser,14 the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.

[13]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series.
[14]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all Sub-Advisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

2. Lack of Economic Incentives

In allocating the management of Subadvised Series assets between itself and one or more Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Subadvised Series and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to a Subadvised Series, a change in Sub-Adviser or an existing Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers or any renewal of an existing Sub-Advisory Agreement is in the best interests of the Subadvised Series and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, or any officer or Trustee of the Subadvised Series or any officer or board member of the Adviser derives an inappropriate advantage.

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in Sub-Advisers by trustees and officers of Subadvised Series and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a Sub-Adviser by trustees and officers would not be meaningful where the Adviser may itself own an interest in the Sub-Adviser and the Sub-Adviser may be selected for a Subadvised Series under the requested relief.15 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Sub-Adviser change (see condition 7) and as part of its annual review of each Sub-Advisory Agreement pursuant to Section 15(c) of the 1940 Act.

The Applicants note that, while the Adviser’s judgment in recommending a Sub-Adviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Sub-Advisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a Sub-Adviser, and across Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and Sub-Adviser. While the selection and retention of Affiliated Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Sub-Advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Sub-Advisers and specific to Affiliated Sub-Advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

[15]	Any Trustee of the Board that has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

3. Benefits to Shareholders

Without the requested relief, when a new Sub-Adviser is retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreement. Similarly, if a Sub-Advisory Agreement is amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series are effectively hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by the Adviser hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate and in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to hire or replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders.

Prior to the Carillon Relief, the Commission had previously granted the requested relief solely with respect to certain wholly-owned and non-affiliated sub-advisers through numerous exemptive orders. That relief permitted subadvised funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a sub-advisory agreement with respect to such sub-advisers. As in the application related to the Carillon Relief, Applicants believe the same rationale supports extending the requested relief to Affiliated Sub-Advisers as well, and while Affiliated Sub-Advisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Sub-Advisers equally under the requested relief might help avoid the selection of Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.16

[16]	The Adviser is responsible for selecting Sub-Advisers in the best interests of the Subadvised Series, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Sub-Adviser.

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers, if the requested relief is granted. If a new Sub-Adviser is retained, an existing Sub-Adviser is terminated or a Sub-Advisory Agreement is materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-Manager Notice or both a Multi-Manager Notice and Multi-Manager Information Statement;17 and (b) the Subadvised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Series would not furnish a Multi-Manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

[17]	A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Series. A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Series offering its shares.

b. Fee Disclosure

i. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to a Sub-Adviser. The exemption from Regulation S-X requested below would permit a Subadvised Series to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii. Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Affiliated and Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.18 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Series under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. Pursuant to each Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly.19 Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Subadvised Series’ overall advisory fee will be fully disclosed and, therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.20

[18]	As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Subadvised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Subadvised Series.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.

[19]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.
[20]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the Sub-Adviser’s other clients. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser would likely take it into account in negotiating its own fee.

c. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission. See, e.g., Carillon Series Trust, et al., Investment Company Act Release Nos. 33464 (May 2, 2019) (Notice) and 33494 (May 29, 2019) (Order). In addition, Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein have been granted previously by the Commission. See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order).

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested herein, the operation of the Subadvised Series in the manner described in this Application will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series’ shares are offered to the public.

2.	The prospectus for each Subadvised Series will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.	The Adviser will provide general management services to each Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets, and subject to review and oversight of the Board, will (i) set the Subadvised Series’ overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers for all or a portion of the Subadvised Series’ assets, (iii) allocate and, when appropriate, reallocate the Subadvised Series’ assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Series’ investment objective, policies and restrictions.

4.	Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.	Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

7.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8.	The Board must evaluate any material conflicts that may be present in a sub-advisory arrangement. Specifically, whenever a sub-adviser change is proposed for a Subadvised Series (“Sub-Adviser Change”) or the Board considers an existing Sub-Advisory Agreement as part of its annual review process (“Sub-Adviser Review”):

(a)	the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, with all relevant information concerning:

(i)	any material interest in the proposed new Sub-Adviser, in the case of a Sub-Adviser Change, or the Sub-Adviser in the case of a Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Sub-Advisory Agreement may have on that interest;

(ii)	any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Sub-Adviser Change or Sub-Adviser Review, or (B) may be materially affected by the proposed Sub-Adviser Change or Sub-Adviser Review;

(iii)	any material interest in a Sub-Adviser held directly or indirectly by an officer or Trustee of the Subadvised Series, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)	any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-Adviser Change or Sub-Adviser Review.

(b)	the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that the Sub-Adviser Change or continuation after Sub-Adviser Review is in the best interests of the Subadvised Series and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, any officer or Trustee of the Subadvised Series, or any officer or board member of the Adviser derives an inappropriate advantage.

9.       Each Subadvised Series will disclose in its registration statement the Aggregate Fee Disclosure.

10.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval.

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A and B to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits C and D to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Trust states that its address is 235 West Galena Street, Milwaukee, WI 53212-3948 and the Adviser states that its address is 181 Westchester Avenue, Unit 402, Port Chester, New York 10573, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

INVESTMENT MANAGERS SERIES TRUST II

February 25, 2020

By:	/s/ Rita Dam
Name:	Rita Dam
Title:	Treasurer

AXS INVESTMENTS LLC

February 25, 2020

By:	/s/ Russell Tencer
Name:	Russell Tencer
Title:	Chief Operating Officer

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Document	Designation
Certification of Trust Pursuant to Rule 0-2(c)(1)	Exhibit A
Certification of Adviser Pursuant to Rule 0-2(c)(1)	Exhibit B
Verification of Trust Pursuant to Rule 0-2(d)	Exhibit C
Verification of Adviser Pursuant to Rule 0-2(d)	Exhibit D

EXHIBIT A – CERTIFICATION OF TRUST PURSUANT TO RULE 0-2(c)(1)

INVESTMENT MANAGERS SERIES TRUST II

I, Rita Dam, do hereby certify that I am the duly elected Treasurer of Investment Managers Series Trust II (the “Trust”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust’s Agreement and Declaration of Trust and By-Laws have been taken and that I am fully authorized to sign and file the Application on behalf of the Trust; and that the Board of Trustees of the Trust adopted the following resolution at the regular board meeting on October 30, 2019, in accordance with the By-Laws of the Trust:

RESOLVED, that the appropriate officers of the Trust are authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and AXS Investments, LLC (the “Advisor”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisors of a Trust series for which the Advisor serves as investment advisor (each a “Subadvised Fund”) and to make material changes to the sub-advisory agreements with sub-advisors of a Subadvised Fund without obtaining shareholder approval of the applicable Subadvised Fund; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated: February 25, 2020

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Rita Dam
Name:	Rita Dam
Title:	Treasurer

EXHIBIT B – CERTIFICATION OF ADVISER PURSUANT TO RULE 0-2(c)(1)

AXS Investments LLC

I, Russell Tencer, do hereby certify that I am the duly appointed Chief Operating Officer of AXS Investments LLC (the “Adviser”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and that I am fully authorized to sign and file the Application on behalf of the Adviser; and that the Manager of the Adviser has adopted the following resolution on February 25, 2020, in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Adviser be, and hereby are, authorized to file on behalf of the Adviser an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Investment Managers Series Trust II (“Trust”) and the Adviser from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Subadvised Series”) and to make material changes to the sub-advisory agreements with sub-advisers to the Subadvised Series without obtaining shareholder approval of the applicable Subadvised Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated: February 25, 2020

AXS Investments LLC

By:	/s/ Russell Tencer
Name:	Russell Tencer
Title:	Chief Operating Officer

EXHIBIT C – VERIFICATION OF TRUST PURSUANT TO RULE 0-2(d)

INVESTMENT MANAGERS SERIES TRUST II

The undersigned states that she has duly executed the attached application dated February 25, 2020, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Investment Managers Series Trust II (“Trust”); that she is Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated: February 25, 2020

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Rita Dam
Name:	Rita Dam
Title:	Treasurer

EXHIBIT D – VERIFICATION OF ADVISER PURSUANT TO RULE 0-2(d)

AXS Investments LLC

The undersigned states that he has duly executed the attached application dated February 25, 2020, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of AXS Investments LLC (“Adviser”); that he is Chief Operating Officer of the Adviser and is authorized to sign the Application on behalf of the Adviser; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated: February 25, 2020

AXS Investments LLC

By:	/s/ Russell Tencer
Name:	Russel Tencer
Title:	Chief Operating Officer